UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update

☐   Form C: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-TR: Annual Report

☐   Form C-TR/A: Amendment to Annual Report

☒   Form C-TR: Termination of Reporting

Name of issuer
Quantm.One, Inc.

Legal status of issuer

   Form
   C Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   December 18, 2017

Physical address of issuer
5 Upper Newport Plaza
Newport beach, CA 92660

Website of issuer
www.quantmre.com

Current number of employees. 2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$83,648	$212,006
Cash & Cash Equivalents	$25,315	$103,673
Accounts Receivable	-	-
Short-term Debt	$166,761	$255,221
Long-term Debt	$407,605	$207,605
Revenues/Sales	$141,826	$32,946
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	($239,898)	($194,310)

<p style="text-align:center">**April 27, 2022**</p>

<p style="text-align:center">**FORM C-TR**</p>

<p style="text-align:center">**Quantm.One, Inc**</p>



This Form C-TR (including the cover page and all exhibits attached hereto, the "Form C-TR) is being furnished by Quantm.One Inc., a Delaware Corporation (the "Company","QuantmRE", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-TR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pearachutekids.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-TR is April 27, 2022

THIS FORM C-TR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-TR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-TR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have,"

"likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-TR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-TR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-TR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-TR

You should rely only on the information contained in this Form C-TR. We have not authorized anyone to provide you with information different from that contained in this Form C-TR. You should assume that the information contained in this Form C-TR is accurate only as of the date of this Form C-TR, regardless of the time of delivery of this Form C-TR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-TR and the Exhibits hereto.

Quantm.One, Inc., is a Delaware corporation incorporated on December 18, 2017.

The Company's business address is 5 Upper Newport Plaza, Newport Beach, CA 92660.

The Company's website is www.quantmre.com.

The information available on or through our website is not a part of this Form C-TR.

The Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Agreements, or HEA(s). A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Agreement is not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The investor in the Home Equity Agreement receives an interest in the equivalent of a preferred equity position in a residential owner-occupied (or non-owner-occupied) home, secured by a lien on title, usually with an asymmetric return profile delivering limited downside protection and structurally magnified returns. This return profile normally has low volatility, has a low correlation to stocks, bonds and REITs, and provides a scalable long-term inflation hedge with the potential to deliver positive returns even in a falling housing market.

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company is developing a secondary trading platform and marketplace which is being built upon a suite of blockchain-based technologies leveraging the Algorand Protocol that have been designed to enable investors to build, model, manage and potentially trade portfolios of fractional interests in individual Home Equity Agreements. The technologies powering the proposed secondary trading platform and marketplace have been designed to enable the economic interests in each Home Equity Agreement to be fractionalized and tokenized. These units may potentially then be offered for sale by the owner and/or original investor in the HEAs on a future trading platform or marketplace created by the Company. The value of each Home Equity Agreement will be

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recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period. This secondary trading platform and marketplace has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of home equity-based real estate investments in specific geographies and demographics.

QuantmRE's proposed secondary trading platform and marketplace will require approval from federal and state regulators and non-regulatory bodies. The Company anticipates gaining these approvals could be time and capital extensive and there is no assurance such approvals will be obtained. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements will be limited.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-TR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history with which to judge our performance.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Recent Resignation of Chief Financial Officer

Effective December 20, 2021, Robert Barr resigned as the Company's Chief Financial Officer in order to concentrate on other ventures. The Company has appointed Mr Charles Tralka, a technology and real estate veteran, as its interim CFO.

Control by Management

As of December 31, 2021, the Company's directors, officers and advisors own approximately 66% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. investors have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We originate Home Equity Agreements. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Agreements. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Potential Risks Associated with COVID-19

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. As further described herein, the COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets.

The COVID-19 outbreak has led to severe disruptions in the global supply chain, capital markets and economies, and those disruptions will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures put in place by global governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms, among others) to contain or mitigate its spread have adversely affected economic conditions and capital markets globally (and, in certain cases, have caused a near total cessation of non-essential

economic activities), and have led to historic volatility in the financial markets. There can be no assurance that such measures or other measures implemented from time to time will be successful, or for how long such measures will be in place.

The long-term impacts of the social, economic and financial disruptions caused by the COVID-19 outbreak are unknown. While the U.S. Federal Reserve, the U.S. government and other governments have implemented unprecedented financial support or relief measures in response to concerns surrounding the economic effects of the COVID-19 outbreak, the likelihood of such measures calming the volatility in the financial markets or preventing a long-term national or global economic downturn cannot be predicted. It is also unclear whether future economic shutdowns will be required in response to the development of a seasonal spread of COVID-19, including variants thereof, or other similar infections. President Biden also announced a coronavirus task force that is considering various actions to address the pandemic, and the Biden administration may implement new measures that will affect businesses and the economy.

Over the course of 2021 and early 2022, different variants of COVID-19, including the "Delta variant" and "Omicron variant," have proliferated, including in areas with higher adult vaccination rates. Due to the emergence of the Delta variant and Omicron variant, state and local governments have reinstated various mitigation measures. It is unclear how widespread the impact of the Delta variant and Omicron variant may be or how long any additional mitigation measures will remain in effect, and whether other, more contagious or deadly, variants may emerge. There can be no assurance as to the effects such circumstances may have on economic conditions, which may adversely impact the performance of the Company.

Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Agreement may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Agreement would recover an amount less than such original investment amount.

The Company's platform and Home Equity Agreements may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Agreement which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Agreements.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Agreements is relatively new and untested. There can be no assurance that our products will achieve market acceptance. investors

acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C-TR and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to originate Home Equity Agreements, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

The QuantmRE Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the QuantmRE Platform held by a Purchaser, may not be met upon release, for any number of reasons, including

mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the QuantmRE Platform.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan and Charles Tralka, are principals of other entities which provide loan origination and servicing, Home Equity Agreement origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

Home Equity Agreements may be subject to additional regulatory oversight and regulations.

The QuantmRE Platform and Home Equity Agreements may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C-TR, the Company engaged in a "testing the waters" campaign permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws.investor The communications sent to investors prior to the most recent Regulation CF Offering may not have included proper disclaimers required for "testing the waters"

No Secondary Market

Although the Company plans to seek to list its shares and potentially other assets on a secondary trading system or exchange, there is no assurance that any such listing will actually take place or that the Company's securities offered will be eligible for trading, transfer or sale. Even if the Company's securities are listed for secondary trading, there is no guarantee that there will be an active trading market. Furthermore, to the extent that the securities are issued as and represented by a digital token, such tokens pose risks unique to digital assets, such as continued adoption, government regulations,

security risks, irreversible transactions, cyber-attacks, loss of private keys, hacking, system failures and exchange failures.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investors' commitment amount based on the Company's determination of an investor's sophistication.

The Company may prevent investors from committing more than a certain amount to this Offering based on the Company's belief of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C-TR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to any Offeriings made by the Company.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the Company's Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

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If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule

501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. investors should be aware of the long-term nature of their investment in the Company. Each investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the investors may never become equity holders of the Company. investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, investors will never be able to freely vote upon any manager or other matters of the Company.

investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-TR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly

unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, the investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an investor's investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this Form C-TR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

BUSINESS

Description of the Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("**Platform**") that enables homeowners to sell a portion of the equity in their homes via Home Equity Agreements, or HEA(s). A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Agreement is not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The investor in the Home Equity Agreement receives an interest in the equivalent of a preferred equity position in a residential owner-occupied (or non-owner-occupied) home, secured by a lien on title, usually with an asymmetric return profile delivering limited downside protection and structurally magnified returns. This return profile normally has low volatility, has a low correlation to stocks, bonds and REITs, and provides a scalable long-term inflation hedge with the potential to deliver positive returns even in a falling housing market.

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company is developing a secondary trading platform and marketplace which is being built upon a suite of blockchain-based technologies leveraging the Algorand Protocol that have been designed to enable investors to build, model, manage and potentially trade portfolios of fractional interests in

individual Home Equity Agreements. The technologies powering the proposed secondary trading platform and marketplace have been designed to enable the economic interests in each Home Equity Agreement to be fractionalized and tokenized. These units may potentially then be offered for sale by the owner and/or original investor in the HEAs on a future trading platform or marketplace created by the Company. The value of each Home Equity Agreement will be recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period. This secondary trading platform and marketplace has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of home equity-based real estate investments in specific geographies and demographics.

QuantmRE's proposed secondary trading platform and marketplace will require approval from federal and state regulators and non-regulatory bodies. The Company anticipates gaining these approvals could be time and capital extensive and there is no assurance such approvals will be obtained. A portion of the proceeds of this Offering will be used for this purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements will be limited.

Problem- Traditional access to home equity requires taking on more debt.

In 2021, according to a report by Attom Data Solutions, almost 18 million homeowners were 'equity-rich', meaning that the combined estimated amount of loans secured by those properties was 50 percent or less of their estimated market value. In the United States, total home equity hit a record $23T in 2021. However, home equity generally is an illiquid, non- financial asset. It can't easily be used to buy goods or services.

The problem for all homeowners is that the only way to access their equity is to take on more debt. At a time when many families need funds more than ever, there needs to be an alternative financial tool for homeowners who are house rich and cash poor and are unable, or unwilling, to take on the burden of monthly payments and additional debt.

Solution- Home Equity Agreements

QuantmRE is a real estate finance platform that enables qualifying homeowners to get a cash lump sum from their equity with no monthly payments, no interest and no added debt. This solves a major problem for homeowners who want to get cash from their home equity with no extra debt.

QuantmRE originates Home Equity Agreements with homeowners on behalf of investors. A Home Equity Agreement is an equity-based solution. It is not a reverse mortgage, it's not a loan and it's not a line of credit. People who have been turned down for a loan or mortgage can still qualify for a Home Equity Agreement and get a cash lump sum from their home equity, again with no interest and no monthly payments. The homeowner has up to thirty years to sell their home or to refinance the agreement.

Our goal is to help unlock hundreds of millions of dollars of equity for homeowners, providing them with much-needed cash with no interest, no monthly payments and no added debt.

Revenue generating with a highly scalable product

We currently generate origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Agreement.

We anticipate being able to charge an additional 'gain on sale' for Agreements that we originate in addition to the fees paid by the Homeowner. This may increase our overall potential earnings to approximately 5-7.5% of the cash value of each completed Home Equity Agreement.

Platform Revenues

Built on blockchain technologies and leveraging the Algorand protocol, QuantmRE's secondary trading platform and marketplace is being designed to enable tokenized fractional interests in Home Equity Agreements to be bought and sold, giving investors a smarter way to invest in US residential homes and delivering potential revenue streams from the following current and planned activities:

- Annual membership fees
- Technology fees to buy, sell and trade units in tokenized Home Equity Agreements
- Portfolio modelling
- Real time real estate transaction data
- Portfolio balancing

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Equity Agreements	Equity sharing investment contracts referred to as Home Equity Agreements	$23T Total Addressable Market

We originate Home Equity Agreements on behalf of investors and other capital sources that wish to get exposure to this previously untapped asset class. We act as the platform that links homeowners and investors, providing homeowners with access to debt-free financing and investors with access to investments driven by residential real estate equity. The QuantmRE platform has been designed to make home equity accessible, investible and tradable.

Equity Freedom for Homeowners

The homeowner receives cash, they maintain all rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the agreement. During the agreement period, which may be as long as 30 years, the homeowner does not have to pay any interest, there are no monthly payments and there is no added debt. At a time when many families need more funds more than ever, Home Equity Agreements can provide a much-needed source of capital for homeowners who are unable, or unwilling, to take on the burden of monthly payments and additional debt.

Invest in US residential real estate without being a landlord

Leveraging the Algorand Protocol, the technology behind QuantmRE's proposed secondary trading platform and marketplace has been designed to enable homeowners to sell, and investors to buy a

portion of the equity in single family residential homes. Our longer-term objective is to enable a wide range of investors to fund these transactions, and to create a secondary market for fractionalized Home Equity Agreements, giving Investors the chance to build, model, manage and trade personalized portfolios of this previously untapped asset class.

GENERAL STANDARDS FOR HOME EQUITY AGREEMENTS

Home Equity Agreement Example

Home Equity Agreements help homeowners access a portion of their home wealth without having to borrow against their property and avoid making monthly payments. A Home Equity Agreement is a real estate investment transaction, in the form of a secured agreement between a homeowner and the investor, which allows the homeowner to access a portion of their home wealth. Under the terms of the agreement, the homeowner receives a cash payment from the investor and the investor receives potential upside returns with built-in short and long term downside protection. investor may also receive an assignment of all or a portion of the economic benefit under the homeowner's title insurance policy. This is to protect the investor against loss in the event there are defects with title to the property.

The amount of cash paid to the homeowner (the "**Option Premium**") will be determined based on a number of factors, which include -without limitation, the following: 1) the amount of cash requested by the homeowner; 2) the homeowner's intended use of the cash, 3) the amount of the homeowner's equity; and 4) the percentage of the future value of the home that the homeowner will share with the investor. During the term of the agreement, the homeowner will continue to live in the home and will be obligated to continue to pay all ongoing expenses such as any mortgage payments, property taxes, insurance (as applicable) and the cost to maintain and repair the property. Upon termination of the agreement (the "**Settlement Date**"), which may include the earlier of: 1) the sale of the property; 2) the death of the last surviving spouse; 3) an uncured default; 4) the owner exercises their right to cash settle the agreement; or 5) up to 30 years from the date of the origination of the agreement, the settlement amount will be calculated and will be due and payable to the investor.

For illustrative purposes only, a property could have an initial fair market value of $1 million. The property could qualify for an Option Premium of $100,000, representing 10% of the current value of the home.

In this case the equity share multiplier would be 1.6x the original investment percentage (resulting in a 16% share).

If the property appreciated in value by $250,000 to $1.25 million when the agreement was terminated, the investor would be entitled to $200,000 (i.e. a 16% share of $1,250,000). The property owner would be entitled to $50,000 of the appreciation, or a total of $1,050,000 including the total sales value.

Assuming there was no mortgage on the property, the allocation of settlement amounts would be as shown below

5 Year Home Equity Agreement – Example	End of Term*
Beginning Home Value	$1,000,000
Ending Home Value	$1,250,000
Total Appreciation	$250,000
Proceeds to investor - 16% of Home Value	$200,000

Original Option Premium Paid to Homeowner	$100,000
Gross Profit to investor	$100,000
Approximate IRR to investor (excluding fund management Fees)*	
IRR at 4 Years	18.00%
IRR at 5 Years	14.87%
IRR at 6 years	12.25%
Sale Proceeds to Homeowner	$1,050,000
Original Option Premium Paid to Homeowner	$100,000
Total amount to Homeowner upon sale of home	$1,150,000

*These examples assume *the Home Equity Agreement terminates at year 4, 5 or year 6 and the property appreciation is approximately four percent (4%) per year.*

The beginning home value may be based on an appraisal, an Automated Valuation Model, or any combination.

The ending home value may be based on an appraisal, an Automated Valuation Model, or any combination, or the actual sales price of the homeowner's property. The change in the value of the property is determined by subtracting the ending home value from the beginning home value. In all cases, the transaction is settled in cash.

Prior to the termination of the Home Equity Agreement, each homeowner will have the option to settle the contract at any time and remain in their home.

Home Equity Agreements will generally consist of the following: (i) an HEA Purchase Agreement Summary of Key Terms and Disclosure Statement; (ii) the HEA Purchase Agreement; (iii) a Covenant Agreement (iv) a Deed of Trust and Security Agreement; and a (v) a Memorandum of Agreement.

Home Equity Agreements may be changed or modified in form or substance in order to respond to market conditions, demands, or as otherwise deemed to be appropriate in the best interests of the investor.

Terms of Home Equity Agreements

The Settlement Date of a Home Equity Agreement will normally be tied to the earlier of: (i) the sale or transfer of the property; (ii) the last surviving owner of the property dies; (iii) a breach of the agreement that is not cured by the property owner; (iv) the owner exercises their right to cash settle the agreement; or (v) up to thirty (30) years from the date in which the agreement is entered.

Upon maturity of the Home Equity Agreement, the transaction will terminate and the final Settlement Amount Due (as defined below) will be calculated and due and payable to the iinvestor. If necessary, the investor shall have the right to force the sale of the property, including exercising the iinvestor's right to foreclose on the property. A homeowner may elect to terminate the contract prior to the Settlement Date for a wide range of personal reasons, which include, without limitation, the death of

one of the homeowners, health related issues, the desire to downsize to a smaller home, the desire to move or relocate and the inability to manage or afford to maintain the property.

Home Equity Agreements Fair Market Value

The fair market value of a Home Equity Agreement (the "**HEA Fair Market Value**") shall be equal to the Settlement Amount Due.

Settlement Amount Due is defined as the investor's portion of the future home price movement on the homeowner's property from the date of origination of the Home Equity Agreement to the date of valuation (calculated based on the contractual cash settlement value the investor would receive assuming the contract was terminated on the date of valuation) + Option Premium paid to the Homeowner.

The HEA Fair Market Value for each Home Equity Agreement will be calculated on a monthly basis and will be used by the Company to calculate the Token Price in QuantmRE's proposed secondary trading platform and marketplace. The HEA Fair Market Value represents the actual contract value owed to the investor by the homeowner as of the date of valuation.

Limitations of Home Equity Agreements

Home Equity Agreements (or the investor's interest in a Home Equity Agreement) will generally not exceed the greater of (a) $500,000 in principal. However, these limitations may change at any time to reflect current market conditions.
Investments in Home Equity Agreements will be secured by a deed of trust (or mortgage) and security agreement on the properties. The investor may enter into a Home Equity Agreement on a property and agree to take an additional security interest on another property as additional collateral to ensure performance on the Home Equity Agreement.

Market Value Analysis

The Company will use, either on their own or in combination, estimates from a third-party appraisal, in-house appraisal, broker price opinions, in-house research and data provided by third parties and automated valuation models (AVM) to provide real estate property valuations which will be used when we calculate the Initial Home Value of the property that is subject to a Home Equity Agreement.

Escrow Conditions

Home Equity Agreements are funded through an escrow account handled by a qualified title insurance or an escrow company. The escrow agent is instructed not to disburse any funds until the following minimum conditions are met:

(a)   All Home Equity Agreement documents have been signed by the appropriate parties and insurance coverage has been obtained with the investor named as the payee and beneficiary or additional loss insured, as applicable. In the event the investor purchases a Home Equity Agreement, the investor shall receive assignments of all beneficial interest in any documents related to the Home Equity Agreement purchased by the investor. Investments in Home Equity Agreements will be held in the name of the investor.

(b)   Satisfactory confirmation that the following documents have been confirmed to be properly recorded; The Memorandum of Agreement, The Deed of Trust and Security Agreement and request for Notice of Default.

(c)   Satisfactory homeowner and fire insurance has been obtained, which insurance shall name the investor as loss payee in an appropriate amount based upon the replacement cost of the home and any improvements on the property.

(d)   The homeowner's three-day cancelation right has expired.

Certain legal aspects of home equity agreements

(a)   Each of the investor's Home Equity Agreements will be secured directly or indirectly by a deed of trust. A deed of trust formally has three parties: a debtor-trustor, a third-party grantee called the "trustee," and the lender-creditor called the "beneficiary." The trustor grants the property, irrevocably until settlement of the Home Equity Agreement, "in trust, with power of sale" to the trustee to secure payment of the obligation. The trustee's authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The investor will be the beneficiary under all deeds of trust securing Home Equity Agreements.

(b)   Foreclosure of a deed of trust is accomplished in most cases by a non-judicial trustee's sale under the power-of-sale provision in the deed of trust. Prior to such sale, in the case of a first lien residential mortgage, the lender or mortgage servicer must provide for a foreclosure avoidance assessment 30 days before recording a notice of default. In any event, and prior to such sale, the trustee must then record a notice of default and send a copy to the trustor, to any person who has recorded a request for a copy of a notice of default and notice of sale, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust. If the default is not cured in accordance with the notice period as defined by the applicable state law, then prior to the trustee's sale (usually 21 days), notice of sale must be posted in a public place and published once a week over such period. Some states require that a copy of the notice of sale must be posted on the property, and sent to the trustor, to each person who has requested a copy, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust before the sale. The trustor or any person having a junior lien or encumbrance of record may, prior to the date of a scheduled foreclosure date, cure the default by paying the entire amount of the debt then due, plus costs and expenses actually incurred in enforcing the obligation and statutorily limited attorney's and trustee's fees. Following the sale, neither the debtor-trustor nor a junior lien holder has any right of redemption, and the beneficiary may not obtain a deficiency judgment against the trustor.

(c)   A judicial foreclosure (in which the beneficiary may obtain a deficiency judgment where otherwise available) sometimes requires up to several years to complete. Following a judicial foreclosure sale, the trustor or his successors in interest will have certain rights to redeem the property for one (1) year, unless the creditor waives any right to a deficiency. The investor generally will not pursue a judicial foreclosure to obtain a deficiency judgment, except where such a remedy is warranted in light of the time and expense involved.

Future Trading- A secondary market for Home Equity Agreements

We plan to use some of the proceeds from this Offering to continue the development and build out of our secondary trading platform and marketplace. Built on blockchain technologies and leveraging the Algorand protocol, it has been designed to give investors a smarter way to invest in US residential homes. This includes seeking regulatory approval for the exchange, which will require significant time and expense.

QuantmRE's platform will potentially enable Home Equity Agreements to be fractionalized into smaller units represented in a tokenized format. These units will be offered to investors, enabling them to build, model, manage and potentially trade their own portfolio of investments in the equity in individual residential properties.

Note: The secondary platform has not been approved or authorized and will require approval from federal and state regulators and non-regulatory bodies prior to commencement. The Company anticipates this could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited. The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Peer to Peer transactions

Once the QuantmRE platform has been established and trading volumes begin to grow, QuantmRE plans to enable homeowners to raise capital directly from investors, on a peer-to-peer basis. Part of the proceeds from this Offering will be used for the technological build required to enable a homeowner to offer their home equity to potential purchasers who can transact with the homeowner via the platform, without the need for another capital source. This direct investment model will enable us to offer a more diversified range of Home Equity Agreements which will also be fractionalized and traded on QuantmRE's secondary trading platform. This platform will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the ability to use peer to peer funding for Home Equity Agreements could be limited.

Traction-Over $6M capital paid out to homeowners. $40M+ pipeline

Building on an effective, scalable online and offline marketing strategy, we have been able to originate contracts, generate revenues, arrange for the payment of capital to homeowners, and grow the business month by month. These transactions represent Home Equity Agreements that have been originated by the Company on behalf of its capital partner as well as transactions that have been brokered to other Home Equity Agreement companies.

We have generated over $100,000 in gross origination fees* this year (as of November 2021) and we have over $40M of Home Equity Agreement applications in our customer pipeline.

* Gross origination fees is the total amount of origination fees paid by the homeowner when the Home Equity Agreement is completed. QuantmRE receives a 50% share of the gross origination fees

for HEAs it originates that are completed with other HEA product companies. QuantmRE receives 100% of the Gross origination fees for HEAs it originates for investors. During 2021 all of the HEAs QuantmRE originated were on behalf of other HEA companies. Revenue figures quoted in this section are unaudited.

Customers
Our customers fall into three main categories:


Unable to qualify for a loan
Unwilling to take on more debt
Asset diversification, Entrepreneurs

The homeowner can use the funds for any purpose. The following scenarios show how QuantmRE's debt-free Home Equity Agreements can be used to provide short term solutions, or to implement a longer-term financial strategy.


Generate Income
Eliminate Debt
Diversify Investments
Homeowner Uses
College Tuition
Estate Planning
Long Term Care

Market Opportunity

Housing represents the one of the largest sectors of the US and world economies. In the US, between 15-18% of GDP is attributed to housing related activities, from employment, consumption, construction and financing. Over time, the price performance of single-family residences has typically tracked or slightly outperformed inflation, i.e., generating a 4.2% annualized return over the last fifty

years. For example, according to U.S. Census figures, the median valued home in the US in 1940 adjusted for inflation (in year 2000 dollars) was $30,600. At the end of Q4 2019 the median sales price of a house in the US was $324,500.

Tapping into a rapidly growing $23T addressable market

Almost 18 million homeowners in the US are 'house rich' - their homes have 50% or more equity. In the United States in 2020, total home equity hit a record $23 Trillion.



Image: 2020 Equity Rich Properties by ZIP. Source: Attom Data Solutions

We are currently focused on originating Home Equity Agreements in California and will use part of the proceeds of this Offering to expand the number of states where we operate.

Leveraging direct-to-consumer marketing and existing channel partnerships, we are aiming to achieve $50M in originations over the next 12-18 months.

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.

Our social media advertising strategy provides an efficient, highly scalable method of new customer acquisition.

Competition

Our main competitors for Home Equity Agreement originations are Unison, Point Digital Finance, Unlock, Hometap and Noah, who are backed by a combination of major venture capital firms, institutional investors, insurance and endowment funds. These investors buy Home Equity

Agreements to gain efficient and cost-effective exposure to residential real estate without the costs and friction of physical ownership.

None of these companies allow retail investors to invest in Home Equity Agreements.

The QuantmRE platform has been designed to provide this same attractive asset class to smaller investors at an investment level that makes sense for homeowners and retail investors alike.

We also compete with online platforms, such as Lofty.ai, Fundrise, RealtyMogul, CrowdStreet and other real estate crowdfunding sites who offer real estate investment opportunities to retail investors.

We alone, however, are potentially providing the opportunity for secondary market liquidity and the ability to buy and sell fractionalized equity in single family homes via tokenized Home Equity Agreements.

Home Equity Agreement Company	Investors	Available to retail Investors	Secondary Marketplace (proposed)	Leverages Blockchain Technologies	Capital Invested (estimated)	Capital Commitments (estimated)
QuantmRE	XSQUARED VENTURES, Algorand	✓	✓	✓	$2.2M	TBC
unison	citi VENTURES, RBC, F-PRIME, Fidelity INVESTMENTS	✕	✕	✕	$40M Series B	$1.2 Billion (estimated)
POINT	ANDREESSEN HOROWITZ, Bloomberg, Prudential	✕	✕	✕	$37M	$1B+ (estimated)
hometap	AMERICAN FAMILY VENTURES, GENERAL CATALYST, G2O VENTURES	✕	✕	✕	$32M	$100 Million (estimated)
Noah	USV, techstars	✕	✕	✕	$6M	$150+ Million (estimated)
unlock	SALUDA GRADE	✕	✕	✕	VC Funding TBC	TBC

Key Differentiators:

- QuantmRE is the only platform designed to provide institutional and individual investors with access to fractionalized Home Equity Agreements in owner-occupied residential real estate

- The only platform aimed at providing secondary market trading for fractionalized Home Equity Agreements

- QuantmRE is not tied to specific capital sources - offers a wider product range to homeowners

Details of our three closest competitors:

Point Digital Finance

Point was founded in Palo Alto in 2015. The company raised $3 million of venture funding from SV Angel, Grey Wolf VC, Montage Ventures, Greylock Partners, Bloomberg Beta, Ribbit Capital and Andreessen Horowitz on January 22, 2015, putting the pre-money valuation at $9.86 million. In September 2016, while still an early stage company, they raised $8.4M valuing the company at $31.08M post-investment. In March 2019 Point raised $122 million of Series B venture funding in a deal led by Prudential Financial and DAG Ventures. Bloomberg Beta, Andreessen Horowitz, Ribbit Capital, Financial Venture Studio, Enterprise Community Partners, Keri Findley and Kingsbridge Wealth Management also participated in the round. The total capital Point has raised to date is $137M. source: https://pitchbook.com/profiles/company/110137-96

In August 2021 Point Digital Finance announced that it had secured $1 Billion in capital commitments to fund Home Equity Agreements.

In September 2021 Point announced the first-ever securitization backed solely by residential Home Equity Investment agreements. This transaction issued about $146 million of securities backed by Home Equity Agreements.

Hometap

Hometap was founded in 2017 and raised $2.5 million of seed funding from General Catalyst Partners and other undisclosed investors. While still a pre-revenue start-up, the company raised $12 million of Series A venture funding in a deal led by G20 Ventures. American Family Ventures, Pillar Companies and General Catalyst Partners also participated in the round. In December 2019 Boston-based Hometap, which is less than two years old, raised a $100 million Series B to give people a way to borrow against the equity in their homes without taking out loans. Or as its name implies, it offers homeowners a way to "tap" into their home equity by taking on an investor in their property. New investor ICONIQ Capital led the financing, which also included current investors General Catalyst, G20 Ventures, Pillar Ventures and American Family Ventures, the venture arm of AmFam Insurance. Hometap says it has raised a total of $130 million since its inception in January 2018. Source: https://pitchbook.com/profiles/company/228966-67

Noah

The company raised $240,000 of seed funding in the form of convertible debt from Breega Capital on September 1, 2017. Previously, the company raised $1 million of seed funding from Techstars, Kima Ventures and Eric Di Benedetto on April 25, 2017, putting the pre-money valuation at $7.65 million. Nathan Blecharczyk, Alex Iskold, Greg Schroy and Tokyo Founders Fund also participated in the round. In Sept 2019 they raised $5M series A from Techstar Ventures and Union Street Ventures.

Customer Base

QuantmRE has unlocked millions of dollars for its homeowner customers – a combination of owner-occupiers and owners of investment properties across the US who have been able, through QuantmRE, to access the equity in their homes via a Home Equity Agreement.

A Home Equity Agreement (HEA) is not a mortgage, a home equity line of credit (HELOC) or a reverse mortgage. With an HEA, the homeowner can receive a cash lump sum with no interest, no monthly payments and no added debt.

QuantmRE's real estate marketplace enables investors to gain exposure to the potential appreciation in prime residential real estate – the equity in residential homes – which is an untapped, multi-trillion dollar real estate asset class in the US.

We market our Home Equity Agreements:
* Direct to the homeowner (via on-line and off-line marketing)
* Via channel partnerships (such as realtors, real estate education companies, loan modification companies, debt settlement companies, mortgage loan originators, CPAs, investment advisors).

We intend to market our secondary trading platform and marketplace:
* Direct to the investor (via on-line and off-line marketing)
* Via channel partnerships (such as financial planners and investment advisors).

Intellectual Property

All of the Intellectual Property and Trademarks listed below are owned by the Company.

Patents and Provisional Patent Applications

Application / PUB/ Patent #	Type	Title	File Date	Country/ Organization
Application # 62740419	Provisional	**SECURITIZED TRADING PLATFORM AND METHOD**	10/03/2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87/915965	Class 036 - Cryptocurrency trading services; cryptocurrency exchange services; financial consultation in the field of cryptocurrency and fractional interests in real estate. Class 042 - Electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information; developing and updating of computer	QuantmRE	05/10/2018	Provisional	USA

	software for use in managing cryptocurrency and block chain data in association with fractional real estate investments.				

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated in March 27, 2019) between the Company and Own Home Finance PBC, the Company purchased the following Intellectual Property:

Description:

A combination of copyrights, general industry know-how, valuation methodologies, distribution methods, sales methods, contract origination and production processes relating to the origination, sales, marketing and funding of Home Equity Agreements.

Under a Contribution and License Agreement dated July 10, 2019, the Company purchased the following Intellectual Property from Barastone Corp.

Description:

- Home Equity Agreements (HEAs) contract components, which are equity based contracts which allow homeowners to unlock a portion of their home wealth while maintaining full ownership rights and privileges of their home. These proprietary contracts provide investors with enhanced real estate returns, downside protection and the ability to generate positive returns in flat or declining markets

- The components of the HEA are:

  - HEA Offer Selection Grid
  - HEA Offer Letter and Illustration
  - HEA Disclosure and Key Terms
  - HEA Homeowner Questionnaire
  - HEA Purchase Agreement
  - HEA Purchase Covenant Agreement
  - Deed of Trust and Security Agreement
  - Memorandum of Agreement

- Technology and techniques to originate, analyze, value, price and trade individual and pooled HEAs.

- Monte Carlo simulation models for analyzing and modeling various structured real estate transactions.

- Methodology for calculating monthly stated value and fair market values for management and performance fee calculations when HEAs are traded individually or held within a fund or managed account structure.

- Methodology for calculating impact of mobility and mortality on HEA pools utilizing external data services.

- Methodology for projecting returns for HEAs using third party automated valuation model ('AVM') data.

- Technology to value and report to investors the value of HEAs using stated value and fair market value.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

In addition, the Company's secondary trading platform and marketplace will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates this will be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

The Company's principal address is 5 Upper Newport Plaza, Newport Beach, CA 92660

The Company has the following additional address: 375 West 200 South, Suite 210, Salt Lake City, Utah 84101

The Company conducts business in California.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Matthew Sullivan	Chief Executive Officer, Secretary and Director	See below	56
Charles Tralka	Interim CFO	See below	57

Biographical Information

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm.One, Inc in December 2017 and is the visionary behind the QuantmRE Platform. He has served as the Company's full-time CEO since the Company's launch in December 2017. He is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission. He is also the co-founder of Secured Real Estate Income Strategies, LLC, a real estate debt fund that was established in June 2016. Since January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Charles Tralka: Interim Chief Financial Officer

Charles 'Chuck' Tralka is the Company's interim Chief Financial Officer and was appointed on December 20, 2021. His role is to oversee the Company's financial activities, including being responsible for the finance and accounting professionals who perform operational functions, and to serve in a strategic advisory role for the CEO. Chuck is actively involved as a partner at his real estate firm GCA Equity Partners, LLC and is working with the Company as its interim CFO on a part-time bass. Chuck is a former high-technology executive and real estate investor. During his high-tech career he served in various roles at Altera Corporation, Aptix, Inc., QuickLogic Corporation and Xilinx, Inc. He moved to full time real estate investing in 2011 when he joined GCA Equity Partners, LLC. As a partner there, since 2011 he has facilitated the launch of four investment funds focused on real estate development and construction, along with direct investments in a number of other individual projects. More recently, has been working with his partners to acquire, develop and construct projects for GCA's own portfolio. He holds a BSEE degree from the University of California at Davis.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 6,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and 4,000,000 shares of Preferred Stock, $0.0001 par value per share (the "*Preferred Stock*"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,203,965 shares of Common Stock and 11,453 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-TR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,203,965
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05%

Type	Preferred Stock
Amount Outstanding	11,453
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.95%
Type	CrowdSAFE Agreements via OpenDeal Portal LLC
Date of Agreement	September 30, 2020
SAFE Units Outstanding	182,604
Value per Unit	$1.00
Voting Rights	N/A
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05% assuming the SAFE Units convert to Common Shares

Type	CrowdSAFE Agreement with Algorand Cayman SECZ
Date of Agreement	March 17, 2021
SAFE Units Outstanding	200,000
Value per Unit	$1.00
Voting Rights	N/A
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.07% assuming the SAFE Units convert to Common Shares

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
Date of Agreement	April 20, 2022
SAFE Units Outstanding	534,861
Value per Unit	$1.00
Voting Rights	N/A
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.25% assuming the SAFE Units convert to Common Shares

Type	SAFE Agreement with Blue Field VC Fund 1, LP
Date of Agreement	April 21, 2022
SAFE Units Outstanding	100,000
Value per Unit	$1.00
Voting Rights	N/A
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.27% assuming the SAFE Units convert to Common Shares

Outstanding Debt

As of the date of this Form C-TR, the Company has the following debt outstanding:

Type	Convertible Note
Creditor	Mr. Russell Miculich
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	The Notes will convert at the lower of (i) an implied equity valuation of $8 Million or (ii) at a 15% discount to the closing price per share of the valuation used in connection with a qualifying equity round of a minimum of $2 million.
Maturity Date	December 31, 2022
Date Entered Into	11.7.2019

Type	Unsecured Promissory Note
Creditor	Mr. Gautam Desai
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	December 31, 2020
Date Entered Into	2.21.2020

Type	Payment due under IPR Purchase Agreement
Creditor	Own Home Finance PBC (Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27 2019) between the Company and Own Home Finance PBC)
Amount Outstanding	$125,000 (see 'Other Material Terms' below for payment schedule)
Interest Rate and Amortization Schedule	NA
Description of Collateral	NA
Other Material Terms	The Company has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under its agreement with Own Home Finance in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.
Maturity Date	No time limit imposed in Agreement
Date Entered Into	2.25.2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC*	455,000 shares of Common Stock	37.44%

* Crowdventure, LLC is majority owned and controlled by Matthew Sullivan. Matthew Sullivan is the manager of Crowdventure, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-TR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$141,824	($239,898)	-

Operations

Quantm.One, Inc. (the "**Company**") was incorporated on December 18, 2017 under the laws of the State of Delaware, and is headquartered in Newport Beach, California. The Company owns and operates the QuantmRE platform, which offers and provides homeowners with Home Equity Agreements, which allow homeowners to sell a portion of their equity in their homes for cash without taking on additional debt.

Liquidity and Capital resources

On April 20, 2022 the Company completed an offering pursuant to Regulation CF, which provided $534,861 of capital to the Company..

On April 21, 2022 the Company completed an investment agreement with Blue Field VC Fund I, LP via a Simple Agreement for Future Equity which provided the Company with $100,000 of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those directly related to the continued development of its secondary market and trading platform.

Material Changes and Other Information

On April 20, 2022 the Company completed an offering pursuant to Regulation CF, which provided $534,861 of capital to the Company..

On April 21, 2022 the Company completed an investment agreement with Blue Field VC Fund I, LP via a Simple Agreement for Future Equity which provided the Company with $100,000 of capital.

Trends and Uncertainties

The financial statements are an important part of this Form C-TR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer

was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On February 21, 2020 Gautam Desai, one of the Company's shareholders, lent the Company $25,000 by way of a short-term unsecured loan at an annual interest rate of 10%.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock and 960,000 Membership Tokens to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

The Company also has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised at total of $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/ /s/ Matthew Sullivan
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Sullivan
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

April 27, 2022
(Date)

/s/Charles Tralka
(Signature)

Charles Tralka
(Name)

Interim Chief Finance Officer
(Title)

April 27, 2022
(Date)

EXHIBIT A

Financial Statements

I, Matthew Sullivan, the CEO of Quantm.One, Inc., hereby certify that the financial statements of Quantm.One, Inc. and notes thereto for the periods ending December 2021 included in this Form C-TR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2022.

Matthew Sullivan (Signature)

CEO (Title)

April 27, 2022 (Date)

QUANTM. ONE, INC
BALANCE SHEET
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(UNAUDITED)

	Jan - Dec 2021	Jan - Dec 2020
ASSETS		
Non-Current Assets		
Intellectual Property Rights	$ 108,333	$ 158,333
Less: Amortization	50,000	50,000
Total Non-Current Assets	**58,333**	**108,333**
Current Assets		
Cash	25,315	103,673
Total Current Assets	**25,315**	**103,673**
TOTAL ASSETS	**83,648**	**$ 212,006**
LIABILITIES & EQUITY		
Liabilities		
Account Payable	$ 16,761	$ 99,721
Payable to Own Home Finance	125,000	125,000
Convertible Note	25,000	25,000
Short Term Loans	25,000	30,500
Convertible Equity	382,605	182,605
Total Liabilities	**574,366**	**462,826**
Equity		
Shareholder Equity		
Common Stock, 6,000,000 authorized with par value $0.0001, 1,106,242 and 1,203,965 issued and outstanding as of 12/31/2020 and 12/31/2020 respectively	111	111
Additional Paid in Capital - CS	1,745,646	1,745,646
Preferred Stock, 4,000,000 authorized with par value $0.0001, 11,453 and 11,453 issued and outstanding as of 12/31/2020 and 12/31/2021 respectively	1	1
Additional Paid in Capital - PS	99,999	99,999
Total Shareholder Equity	**1,845,757**	**1,845,757**
Retained Earnings	(2,096,577)	(1,902,267)
Net Income	(239,898.00)	(194,310)
Total Equity	**(490,718)**	**(250,820)**
TOTAL LIABILITIES & EQUITY	**83,648**	**$ 212,006**

QUANTM. ONE, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(UNAUDITED)

Particulars	Jan - Dec 2021	Jan - Dec 2020
Income		
Commission Income	$ 62,244	$ 29,023
Consultancy Income	5,500	-
Uncategorized Income	74,080	3,923
Total Income	**141,824**	**32,946**
Gross Profit	**141,824**	**32,946**
Expense		
General Administrative Expense	**89,681**	**36,934**
Office Supplies	6,589	987
Meals and Entertainment	42	59
Tax Expenses	3,050	888
Technical Services Expenses	80,000	35,000
Subscriptions & Dues	**14,210**	**10,652**
Computer and Internet Expenses	5,909	4,800
Registration Fees	-	-
Subscriptions Expenses	8,301	5,852
Advertising & Marketing	**59,671**	**10,467**
Events & Summit Expenses	-	-
Marketing Expenses	59,671	10,467
Utilities	**3,448**	**2,270**
Telephone Expenses	3,448	2,270
Travel Expenses	**177**	**759**
Automobile Expenses	177	-
Travel Expenses	-	759
Bank Service Charges	312	875
Intellectual Property Right Amortization Expenses	50,000	50,000
Accounting Fees Expenses	10,193	5,000
Legal Expenses	15,530	9,377
Professional Fees	138,000	81,946
Insurance Expenses	500	500
Write-off Assets	-	327
Issue Expenses	-	18,149
Total Expense	**381,722**	**227,256**
Net Loss	**$ (239,898)**	**$ (194,310)**

QUANTM. ONE, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(UNAUDITED)

Particulars	Jan - Dec 2021	Jan - Dec 2020
Cash Flows from Operating Activities:		
Net Loss	$ (239,898)	$ (194,310)
Adjustments for Non-Cash Income and Expenses:		
Amortization	50,000	50,000
Adjustments for Increase/Decrease in Current Assets/Current Liabilities:		
Decrease in Current Assets	-	327
Decrease in Current Liabilities	(5,500)	-
Increase in Current Liabilities	(82,959)	28,884
Total Adjustments	**(38,459)**	**79,211**
Net Cash Used in Operating Activities	**(278,357)**	**(115,099)**
Cash Flows from Financing Activities:		
Capital Addition	-	699,700
Repayment of Debt	-	(699,700)
Convertible Notes	-	-
Convertible Equity	200,000	182,605
Short Term Loan	-	15,000
Net Cash Provided by Financing Activities	**200,000**	**197,605**
Net Cash Increase (Decrease) during the Year	**(78,357)**	**82,506**
Cash at the Beginning of Year	**103,672**	**21,166**
Cash at the End of Year	**$ 25,315**	**$ 103,672**

QUANTM. ONE, INC
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(UNAUDITED)

	Preferred Stock			Common Stock				
	Shares	Par	Additional Paid in Capital	Shares	Par	Additional Paid in Capital	Accumulated Surplus (Deficit)	Total Shareholders' Surplus (Deficit)
December 31, 2020	11,453	$ 1	$ 99,999	1,203,965	$111	$1,745,646	$ (2,096,577)	$ (250,820)
Contributed Capital	-	-	-			-	-	-
Net Income (Loss)	-	-	-	-	-	-	(239,898)	(239,898)
December 31, 2021	11,453	$ 1	$ 99,999	1,203,965	$111	$1,745,646	$ (2,336,475)	$ (490,718)